DAVID W. GHEGAN 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

December 22, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549C

Attention: Jay Ingram, Legal Branch Chief

Re:	PRGX Global Inc.
Registration Statement on Form S-3
Filed November 17, 2015
File No. 333-208075

Dear Mr. Ingram:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 8, 2015 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-208075), filed by PRGX Global, Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For ease of reference, we have set forth each comment from the Comment Letter in bold typeface and numbered to correspond with the paragraph number assigned in the Comment Letter. Each comment is followed by the corresponding response of the Company.

General

1.	We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1. of Form S-3. In this regard, please advise us as to the basis upon which are you eligible to register securities on Form S-3 at this time. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

ATLANTA     BEIJING     CHARLOTTE     CHICAGO      HONG KONG     NEW YORK     ORANGE COUNTY     PORTLAND     RALEIGH

RICHMOND     SAN DIEGO     SAN FRANCISCO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

United States Securities and Exchange Commission

December 22, 2015

Response

The Company has filed the Registration Statement on Form S-3 pursuant to General Instruction I.B.1. The Company’s eligibility to rely on General Instruction I.B.1 is based on its determination that the aggregate market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million as of a date within 60 days prior to the date of filing the Registration Statement, November 17, 2015. Specifically, on October 1, 2015, (i) the closing price of the Company’s common stock on the NASDAQ Global Select Market was $4.28 per share, and (ii) the Company had 22,872,100 shares of its common stock outstanding, of which 1,085,260 shares were held by the Company’s directors and executive officers, resulting in 21,786,840 shares held by non-affiliates. Thus the value of the Company’s common stock held by non-affiliates on October 1, 2015 was $93,247,675, thereby making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1. For purposes of the above calculation, the Company does not currently consider any of its shareholders who are not directors or executive officers of the Company, including any such shareholders owning 5% or more of the Company’s common stock, to be “affiliates” of the Company.

Description of Stock Purchase Contracts and Stock Purchase Units, page 24

2.	We note your disclosure that, “[t]he stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and . . . debt obligations of third parties. . .” To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response

To the extent any offering by the Company includes the offering of underlying third party debt obligations, the Company confirms that it will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. The Company further confirms that it will include disclosure, as necessary, in any applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations.

United States Securities and Exchange Commission

December 22, 2015

*            *             *            *            *

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have regarding the Registration Statement to me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc:	Frank Pigott
United States Securities and Exchange Commission

Peter Limeri

PRGX Global, Inc.

Victor A. Allums, Esq.

PRGX Global, Inc.